United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 14, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

14 December 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
10 December 2018	359	47.41	47.425	47.421964	BATS Global Markets (“BATS”)
10 December 2018	100	47.42	47.42	47.420000	CFX Alternative Trading (“CFX”)
10 December 2018	1,177	47.41	47.51	47.418921	IEXG (“IEX”)
10 December 2018	429	47.42	47.43	47.422331	NASDAQ (“NASDAQ”)
10 December 2018	148,607	46.86	47.43	47.181050	NYSE
10 December 2018	200	47.42	47.42	47.420000	OTC Markets (“OTC”)
10 December 2018	1,428	46.96	47.435	47.171611	NYSE Arca (“PSE”)
10 December 2018	500	47.405	47.405	47.405000	CBOE EDGA Equity Exchange (“XDEA”)
10 December 2018	200	47.42	47.42	47.420000	CBOE EDGX Equity Exchange (“XDEX”)
11 December 2018	14	47.33	47.33	47.330000	BATS
11 December 2018	100	47.41	47.41	47.410000	Boston Stock Exchange (“BSE”)
11 December 2018	500	47.39	47.545	47.477000	CFX
11 December 2018	4,435	47.325	47.565	47.526995	IEXG
11 December 2018	15	47.33	47.33	47.330000	NASDAQ (“NASDAQ”)
11 December 2018	240,210	47.05	48.00	47.436088	NYSE
11 December 2018	2,500	47.385	47.56	47.538200	OTC
11 December 2018	50,626	47.325	47.75	47.545980	PSE
11 December 2018	1,600	47.39	47.55	47.527500	CBOE EDGA Equity Exchange (“XDEA”)
12 December 2018	215,000	46.82	47.61	47.144569	NYSE
13 December 2018	127,000	47.21	47.78	47.497246	NYSE

Transaction details
The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	10, 11, 12, and 13 December
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions
A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4671/181214_Weekly_Buyback_Programme_trade_details_calcs.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 14, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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